MANAGEMENT’S DISCUSSION and ANALYSIS for the Three-Month Period Ended May 31, 2006

Scope of management’s financial analysis

The following analysis should be read in conjunction with the financial statements of Virginia Mines Inc. («the Company») and the accompanying notes for the three-month periods ended May 31, 2006 and 2005. The reader should also refer to the management’s discussion and analysis of financial position as at February 28, 2006 and results of operations, including the section describing the risks and uncertainties. It should be noted that the annual financial statements and the management’s discussion and analysis as at February 28, 2006 as well as the information as at May 31, 2005 are those of Virginia Gold Mines Inc. («Virginia Gold Mines»). Further to the approval of the plan of arrangement effective March 31, 2006, involving Goldcorp Inc., Virginia Gold Mines and the Company, all the assets and liabilities not related to the Eleonore property were transferred to the Company. The Company is the continuity of Virginia Gold Mines without the Eleonore project. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Nature of Activities

The Company, incorporated under the Canada Business Corporations Act, is in the business of acquiring and exploring mining properties. It has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mining properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties. The Company will periodically have to raise additional funds to continue its operations, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

The Company specializes in searching for gold and base metal deposits in almost unexplored territories of Quebec. Most of its activities take place in the central part of Quebec, particularly in the James Bay area, which comprises several Archean greenstone belts known as being very favourable to the presence of economic gold and base metal deposits. This region differentiates from others by its accessibility and by the existence of clear agreements ruling the access to the

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territory. The Company is among the most active exploration companies in Quebec with a vast portfolio of properties.

Plan of Arrangement

On March 24, 2006, the shareholders of the Virginia Gold Mines Inc. approved a plan of arrangement (effective March 31, 2006) involving Goldcorp Inc. ("Goldcorp"), the Company and Virginia Gold Mines. Further to this plan of arrangement, the following events occurred :

(a) Virginia Gold Mines transferred to the Company the assets not related to the Eleonore property for a consideration consisting of the issuance of 18,017,817 shares by the Company and the assumption by the Company of the liabilities not related to the Eleonore property.

The Company acquired from Virginia Gold Mines a production royalty on the Eleonore property for a consideration consisting of a cash payment of $16,099,000 and the issuance of 400 shares of its share capital.

Virginia Gold Mines then subscribed for 6,119,595 shares of the Company for a cash consideration of $16,099,000.

Each shareholder of Virginia Gold Mines received 0,5 share of the Company for each share of Virginia Gold Mines.

Virginia Gold Mines’warrants outstanding as at March 31, 2006 ceased to be exercisable for shares of Virginia Gold Mines. Each warrant now entitles the holder to receive, upon the exercise in accordance with its terms, the number of shares of Goldcorp and the Company that the holder would have received under the plan of arrangement if, immediately before the effective time, such holder had been the registered holder of the number of shares of Virginia Gold Mines he would have been entitled to upon exercise.

(b) These transactions between the Company and Virginia Gold Mines will be recorded at the carrying value since they were entered into by related parties.

(c) The Company continue the operations of Virginia Gold Mines, except for the Eleonore property.

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Selected Consolidated Financial Information

	Interim Statements of Earnings for the Three-Month Periods Ended May 31,
	2006	2005
	($)	($)
Revenues
Interest and others Option payments received in excess of cost of mining properties Gain on sale of short-term investments Gain on sale of mining properties	372,224 3,788,527 363,613 319,831	352,492 -- 136,756 429,816
	4,844,195	919,064
Expenses

Administrative expenses
General exploration costs
Grants, credit on duties refundable for loss and refundable tax credit for resources
Cost of mining properties abandoned
Writedown of short-term investments

	1,549,650 433,705 (33,076) 15,292 295,469	379,041 33,312 9,096 163,480 --
	2,261,040	584,929
Net earnings from continuing operations	2,583,155	334,135
Net loss from discontinued operations	--	(127,217)
Net earnings for the period	2,583,155	206,918

Basic net earnings per share from continuing operations	0.107	0.015
Basic net loss per share from discontinued operations	--	(0.006)
Total basic net earnings per share	0.107	0.009
Diluted net earnings per share from continuing operations	0.107	0.014
Diluted net loss per share from discontinued operations	--	(0.006)
Total diluted net earnings per share	0.107	0.008

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Other information (unaudited)

	Balance Sheets as at
	May 31,	February 28,
	2006	2006
	($)	($)

Cash, short-term investments and cash equivalents	40,182,432	31,585,820
Mining properties	6,781,546	6,567,312
Assets of discontinuing operations	--	12,631,282
Other assets	8,124,864	15,230,183
Total assets	55,088,842	66,014,597
Shareholders' equity	53,674,020	60,968,479

Since its incorporation, Virginia Mines (“Virginia”) has not paid any cash dividends on its outstanding common shares. Any future dividend payment will depend on the Company’s financial requirements for the financing of its exploration programs and on its future financial growth, and on any other factor that the Board of Directors will deem necessary to consider in the circumstances. It is highly unlikely that any dividends will be paid in the near future.

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Three-month period ended May 31, 2006 compared with the three-month period ended May 31, 2005

Exploration Activities

Summary of Activities

During the three-month period ended May 31, 2006, the Company’s exploration costs totalled $328,456 compared to costs of $4,198,767 for the same period in 2005. This last amount includes a part of Eleonore’s expenses amounting to $3,862,564. This amount does not appear in 2006.

On April 10, 2006, the Company signed an agreement with Breakwater Resources Ltd. (“Breakwater”) on the Coulon project, located in the James Bay region. In accordance with the agreement, Breakwater has the option to acquire a 50% interest in the Coulon property in consideration of $6.5 million in exploration costs and cash payments totalling $180,000 over an 8-year period. An exploration program should start on the property during the summer.

Also in May, the Company signed a binding agreement whereby Yukon Resources (“Yukon”) has the option to acquire a 75% undivided interest in the Sagar property, located in the Labrador Trough in Northern Quebec. Yukon has the option to earn a 75% interest in the property by issuing to Virginia 2,000,000 shares and 2,000,000 purchase warrants of Yukon and by incurring total exploration expenditures of $2,000,000 on the property by August 2008. Furthermore, Virginia has the option at anytime to sell its remaining 25% participating interest into the Sagar property in consideration of 1,000,000 shares and 1,000,000 purchase warrants of Yukon. Once Yukon will have earned a 100% interest in the property, Virginia shall retain a 1.5% royalty (NSR). Virginia also keeps a 51% back-in right in any gold discovery with a 43-101 indicated resource of no less than 500,000 ounces. Exploration work should start in the summer of 2006. The gain on the sale of the Sagar property has been accounted for under the item “Option payments received in excess of cost of mining properties”.

Finally, during the period, Virginia also signed an agreement with Alexandria Minerals Corporation (“Alexandria”) pursuant to which Alexandria will acquire a 100% interest in 13 claims located near the former Stabell Mine in the Val-d’Or area. The purchase agreement requires Alexandria to pay $15,000 and issue 1,000,000 shares to Virginia upon signing, and Virginia retains a Net Smelter Return related to the gold price. The shares were issued and the cash payment was made. The gain on the sale of the property amounting to $319,831 has been reflected in earnings under the item “Gain on sale of mining properties”.

Subsequent Event

In June, Virginia announced the signing of an agreement with Billiton Resources Canada (“Billiton”) pursuant to which Virginia has the option to acquire Billiton’s 50% interest in the Lac Gayot property in consideration of the issuance of 600,000 shares of Virginia to Billiton.

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Billiton will hold a 1% Net Smelter Return (N.S.R.). According to this agreement, Virginia will be the sole owner of the Gayot project.

Results of Operations

The Company registered net earnings from continuing activities of $2,583,155 for the current three-month period compared to net earnings of $206,918 for the corresponding period in 2005. Interest income and dividends increased following the increase in short-term investments.

The Company also receives fees for its role as the operator of projects in its various partnerships. The $50,395 decrease in those fees is mainly explained by the abandonment of the partnership agreement with Noranda Inc. on the Coulon project and by the cessation of exploration work with our partner Billiton on the Lac Gayot project. Option payments received in excess of cost of mining properties and the gain on sale of mining properties have been recognized in earnings following agreements with partners. The $844,666 increase in professional and maintenance fees is mainly explained by the granting of stock options on April 6, 2006. The variation in management fees is due to a decrease in the Company’s exploration work. The increase in rent and administrative expenses mainly results, during the current period, from expenses inherent to administrative and professional services, from expenses related to the exercise of stock options and from the transaction-related bonus of $370,000 allocated to directors, officers and employees in connection with the transaction involving Goldcorp. The Company decreased its advertising budget for the current period, leading to a decrease in advertising, exhibitions and travelling expenses. The increase in general exploration costs is mainly explained by the granting of stock options on April 6, 2006, as well as by the increase in on-site work expenses. During the three-month period ended May 31, 2006, the Company wrote off 25 % of the Triestre property and 22 % of the Eleonore Regional property while keeping the rights on its claims.

At the end of the quarter, a writedown of short-term investments has been recognized in order that the investments be accounted for at the lower of cost and market value.

No income taxes have been recognized in earnings for the three-month period ended May 31, 2006 further to a deduction claimed by the company. This deduction is related to the fact that the adjusted cost base of assets acquired from Virginia Gold Mines exceeded their carrying value since this transaction has been entered into at fair market value for income tax purposes. At the time of the transaction, the company recorded a valuation allowance corresponding to the full amount of the income tax assets resulting from the transaction because it was more likely than not that some or all of the future income tax assets would not be realized.

Quarterly Information

The information presented below details the total revenues, overall net earnings (net loss), and net earnings (net loss) per participating share from continuing operations of the last eight

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quarters. It should be noted that the data appearing in total revenues include the reclassification of the items “Gain on sale of short-term investments” and “Gain on sale of mining properties”.

Quarter ended	Total revenues	Net profit (net loss)	Net profit (net loss) per share
			Basic	Diluted
2006-05-31 2006-02-28 2005-11-30 2005-08-31 2005-05-31 2005-02-28 2004-11-30 2004-08-31
4,844,195 2,517,714 422,982 522,023 919,064 641,789 133,026 391,817

2,583,154 4,849,054 (168,263) (987,374) 334,135 (3,927,736) (345,901) (265,838)

0.107 0.214 (0.008) (0.044) 0.014 (0.210) (0.018) (0.014)

0.107 0.206 (0.006) (0.044) 0.014 (0.210) (0.018) (0.014)

The information presented below details the total revenues, overall net earnings (net loss), and net earnings (net loss) per participating share from discontinued operations of the last eight quarters.

Quarter ended	Total revenues	Net profit (net loss)	Net profit (net loss) per share
			Basic	Diluted
2006-05-31 2006-02-28 2005-11-30 2005-08-31 2005-05-31 2005-02-28 2004-11-30 2004-08-31	-- -- -- -- -- -- -- --
-- 540,795 (79,023) (183,398) (127,217) (54,693) (91,776) (19,271)

-- 0.024 (0.004) (0.008) (0.006) (0.002) (0.006) (0.002)

-- 0.024 (0.004) (0.008) (0.006) (0.002) (0.006) (0.002)

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Liquidity and Capital Resources from Continuing Operations

During the three-month period ended May 31, 2006, positive cash flows from operating activities amounted to $1,036,967 compared with positive cash flows of $519,631 during the corresponding three-month period ended May 31, 2005. The increase is primarily due to the option payments received in excess of cost of mining properties and to the increase in accounts receivable and accrued liabilities.

Cash flows from financing activities include the issuance of shares under private placements and the exercise of stock options and warrants. For the three-month period ended May 31, 2006, 1,210,406 shares were issued to Goldcorp for a cash consideration of $5,047,393. For the corresponding period in 2005, issuances in connection with private placements stood at $15.6 M.

The exercise of stock options and warrants had the effect of increasing cash flows from financing activities by $425,927 for the three-month period ended May 31, 2006 and by $4,113,153 for the three-month period ended May 31, 2005.

The Company’ investing activities consist primarily of the increase in mining properties and exploration costs and in the purchase and sale of short-term investments. The additions to mining properties and exploration work required disbursements of $274,627 for the three-month period ended May 31, 2006 and of $1.5M for the three-month period ended May 31, 2005. During the three-month periods ended May 31, 2006 and 2005, the net variation in short-term investments was $736,895 and $12.4M, respectively.

In management’s opinion, the working capital as at May 31, 2006 is sufficient to support the Company’s normal operating requirements and certain exploration costs on an ongoing basis.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

The Company entered into the following transactions with companies owned by directors:

	Three-Month Periods Ended May 31,
	2006	2005
	$	$
Expenses capitalized in mining properties	22,815	82,595
Management fees	1,616	134,000
Rent and office expenses, advertising and travelling	195,693	147,461
General exploration costs	43,455	12,400
	263,579	376,456

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These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Carrying Value of Mining Properties

At the end of each quarter, exploration work carried out on mining properties is reviewed to evaluate the potential of each property. Following this analysis, writeoffs are made, if required.

Summary of significant accounting policies

The significant accounting policies are summarized in the annual management’s discussion and analysis joined with the annual financial statements of Virginia Gold Mines as at February 28, 2006. The accounting policies used for the three-month period ended May 31, 2006 are in accordance with those used in the audited annual financial statements of Virginia Gold Mines.

Financial Instruments

Fair value

Cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities are financial instruments whose fair value approximates their carrying value due to their short-term maturity or to current market rates.

The fair value of short-term investments, determined based on quoted market value, amounts to $22,739,845 and $22,711,829 as at May 31, 2006 and February 28, 2006 respectively.

Disclosure of Outstanding Share Data

The Company may issue an unlimited number of common shares, without par value. As at May 31, 2006, 25,428,046 shares are outstanding.

The Company maintains a stock option plan under which stock options may be granted up to a maximum of 10% of the number of shares outstanding. As at May 31, 2006, 498,500 stock options are outstanding. Their exercise price is $4.44 and the expiry date varies from August 6, 2011 to April 6, 2016.

As at May 31, 2006, 821,284 warrants are outstanding.

On May 18, 2006, 484,162 warrants were granted in connection with private placements. Their exercise price is $5.84 and they expire in November 2007. Also, 337,122 warrants exercisable at $5.40 expire in September 2006.

As at May 31, 2006, 11,066 warrants connected with the unit options are outstanding. Their exercise price is $5,40 and they expire in September 2006. Under the agreement signed with Goldcorp, 11 % of the exercise price of the warrants will be cashed by the Company and the balance will be allocated to Goldcorp.

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Risks and Uncertainties

Financial risk

The Company is considered to be an exploration company. Accordingly, it has to obtain regular financing in order to continue its exploration activities. While it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.

Risk on the uncertainty of title

Although the Company has taken steps to verify title to mining properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Environmental risk

The Company is subject to various environmental incidents that can occur during exploration work. The Company maintains an environmental management system including operational plans and practices.

Forward-Looking Statements

This document may contain forward-looking statements reflecting the management’s expectations with respect to future events. Such forward-looking statements are dependant upon a certain number of factors and are subject to risks and uncertainties. Actual results may differ from those expected. The company’s management does not assume any obligation to update or revise these forward-looking statements as a result of new information or future events.

Additional Information and Continuous Disclosure

This Management’s Discussion and Analysis was prepared as of July 11, 2006. Additional information on the Company is available through regular filings of press releases, financial statements and its annual information form on SEDAR (www.sedar.com).

(s) André Gaumond President and CEO	(s) Gaétan Mercier Chief Financial Officer and Secretary